東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2008 MAR 13 A 10:43

[redacted]

08001220

**FILE NO. 082-35033**

March 5, 2008

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VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
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SUPPL

**Idemitsu Kosan Co., Ltd.**
**Rule 12g3-2(b) Exemption**

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to Idemitsu Kosan Co., Ltd. (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the documents which contents were announced by the Company:

- Consolidated Financial Results for the Third Quarter of Fiscal Year 2007 (From April 1, 2007 to December 31, 2007) (dated February 5, 2008) and
- Revision of FY2007 Earnings Forecasts.

Yours truly,

Kaoruko Suzuki

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

Encl
cc: Idemitsu Kosan Co., Ltd.

dw 3/13

February 5, 2008

# Consolidated Financial Results for the Third Quarter of Fiscal Year 2007 (From April 1, 2007 to December 31, 2007)

Company Name: Idemitsu Kosan Co., Ltd. (URL http://www.idemitsu.co.jp/)
Company Code: 5019, Shares listed on: TSE, First Sect.
Name of Representative: Akihiko Tembo, President
Contact person: Takayuki Endo, General Manager of IR Office.
Telephone: +81-3-3213-9307

1. Consolidated Financial Results for the Third Quarter of FY2007 (From April 1, 2007 to December 31, 2007)

Note: Figures less than ¥1 million are rounded off

(1) Consolidated operating results

| | Net sales | | Operating income | | Ordinary income | | Net income | |
|---|---|---|---|---|---|---|---|---|
| | ¥million | % | ¥million | % | ¥million | % | ¥million | % |
| 3Q FY2007 | 2,740,657 | 8.9 | 43,839 | △50.4 | 50,149 | △44.3 | 18,257 | △46.9 |
| 3Q FY2006 | 2,516,896 | 5.5 | 88,443 | 23.8 | 89,986 | 27.9 | 34,377 | △ 3.1 |
| FY2006 | 3,394,738 | – | 102,813 | – | 107,536 | – | 41,591 | – |

| | Net income per share | Net income per share, diluted |
|---|---|---|
| | ¥ | ¥ |
| 3Q FY2007 | 456.55 | – |
| 3Q FY2006 | 1,129.86 | – |
| FY2006 | 1,268.61 | – |

(2) Consolidated financial position

| | Total assets | Net assets | Shareholders' equity ratio | Net assets per share |
|---|---|---|---|---|
| | ¥million | ¥million | % | ¥ |
| 3Q FY2007 | 2,562,930 | 557,967 | 20.6 | 13,184.39 |
| 3Q FY2006 | 2,478,443 | 548,560 | 21.0 | 13,009.60 |
| FY2006 | 2,333,129 | 561,376 | 22.8 | 13,322.56 |

(3) Consolidated Cash Flows

| | Cash flows from operating activities | Cash flows from investing activities | Cash flows from financing activities | Cash and cash equivalents at end of the period |
|---|---|---|---|---|
| | ¥million | ¥million | ¥million | ¥million |
| 3Q FY2007 | △2,800 | △46,345 | 61,105 | 136,586 |
| 3Q FY2006 | 33,927 | △40,414 | 41,237 | 169,766 |
| FY2006 | 86,322 | △63,094 | △37,252 | 122,564 |

2. Dividends

| | Cash Dividends per share |
|---|---|
| | Third Quarter |
| | ¥ |
| 3Q FY2007 | – |
| 3Q FY2006 | – |

3. Consolidated business forecasts for FY2007 (From April 1, 2007 to March 31, 2008)

| | Net sales | | Operating income | | Ordinary income | | Net income | | Net income per share |
|---|---|---|---|---|---|---|---|---|---|
| | ¥million | % | ¥million | % | ¥million | % | ¥million | % | ¥ |
| FY2007 | 3,840,000 | 13.1 | 48,000 | △53.3 | 54,000 | △49.8 | 10,500 | △74.8 | 262.57 |

Note: Percentage figures represent changes from the corresponding previous periods respectively

4.Others

(1) Changes of number of material subsidiaries during the third quarter: None

(2) Changes in accounting methods from the latest accounting period : Yes

Depreciation method has been changed in accordance with revision of Income tax law .

(3) Adoption of simplified accounting methods : None

【Note】

1.Non-consolidated Financial Results for the Third Quarter of FY2007 (From April 1, 2007 to December 31, 2007)

(1) Operating results

| | Net sales | | Operating income | | Ordinary income | | Net income | |
|---|---|---|---|---|---|---|---|---|
| | ¥million | % | ¥million | % | ¥million | % | ¥million | % |
| 3Q FY2007 | 2,558,478 | 10.7 | 5,794 | △88.3 | 9,992 | △77.5 | 3,230 | △83.5 |
| 3Q FY2006 | 2,310,604 | 11.9 | 49,563 | 39.1 | 44,470 | 11.5 | 19,558 | △48.8 |
| FY2006 | 3,107,842 | – | 58,327 | – | 53,981 | – | 22,811 | – |

| | Net income per share | Net income per share, diluted |
|---|---|---|
| | ¥ | ¥ |
| 3Q FY2007 | 80.77 | – |
| 3Q FY2006 | 642.84 | – |
| FY2006 | 695.80 | – |

(2) Financial position

| | Total assets | Net assets | Shareholders' equity ratio | Net assets per share |
|---|---|---|---|---|
| | ¥million | ¥million | % | ¥ |
| 3Q FY2007 | 2,318,191 | 426,216 | 18.4 | 10,658.19 |
| 3Q FY2006 | 2,253,645 | 448,491 | 19.9 | 11,214.32 |
| FY2006 | 2,110,475 | 452,423 | 21.4 | 11,313.05 |

2. Non-consolidated business forecasts for FY2007 (From April 1, 2007 to March 31, 2008)

| | Net sales | | Operating income | | Ordinary income | | Net income | | Net income per share |
|---|---|---|---|---|---|---|---|---|---|
| | ¥million | % | ¥million | % | ¥million | % | ¥million | % | ¥ |
| FY2007 | 3,570,000 | 14.9 | △2,500 | – | 14,000 | △74.1 | 4,500 | △80.3 | 112.53 |

Note: Percentage figures represent changes from the corresponding previous periods respectively

* The business forecasts in the above are based on information available as of the date of publication of this document. Actual operating results may differ from the forecasts due to various factors.

[Appendix]

## Consolidated Financial Statements for the Third Quarter of FY2007

### (1) Consolidated Balance Sheets

(Unit: ¥Million)

| Item | FY2006 (Ended March 31, 2007) | 3Q FY2007 (Ended December 31, 2007) | Change | 3Q FY2006 (Ended December 31, 2006) |
|---|---|---|---|---|
| (Assets) | | | | |
| Current assets | 1,013,910 | 1,240,542 | 226,631 | 1,161,040 |
| Cash in hand and deposits at bank | 107,580 | 136,586 | 29,005 | 158,769 |
| Notes and accounts receivable-trade | 413,738 | 522,430 | 108,691 | 452,677 |
| Securities | 14,983 | – | △14,983 | 10,996 |
| Inventories | 335,582 | 415,128 | 79,546 | 374,503 |
| Others | 142,026 | 166,397 | 24,371 | 164,093 |
| Fixed assets | 1,319,218 | 1,322,387 | 3,169 | 1,317,402 |
| Tangible fixed assets | 1,043,697 | 1,046,242 | 2,545 | 1,046,859 |
| Intangible fixed assets | 34,931 | 34,793 | △138 | 34,534 |
| Investment and other assets | 240,589 | 241,351 | 762 | 236,007 |
| Total assets | 2,333,129 | 2,562,930 | 229,801 | 2,478,443 |
| (Liabilities) | | | | |
| Current liabilities | 1,027,767 | 1,338,851 | 311,083 | 1,172,400 |
| Notes and accounts payable-trade | 301,988 | 408,800 | 106,811 | 328,986 |
| Short-term borrowings | 329,813 | 442,596 | 112,783 | 415,429 |
| Commercial paper | – | 26,995 | 26,995 | – |
| Current portion of Bonds | 12,500 | 30,900 | 18,400 | – |
| Accounts payable-other | 291,621 | 322,964 | 31,343 | 310,850 |
| Others | 91,844 | 106,593 | 14,749 | 117,133 |
| Long-term liabilities | 743,984 | 666,111 | △77,873 | 757,482 |
| Bonds | 73,000 | 54,600 | △18,400 | 85,500 |
| Long-term debt | 418,982 | 355,784 | △63,197 | 422,018 |
| Accrued retirement benefits to employees | 58,715 | 51,419 | △7,296 | 62,313 |
| Others | 193,286 | 204,307 | 11,020 | 187,650 |
| Total liabilities | 1,771,752 | 2,004,962 | 233,210 | 1,929,882 |

| Item | FY2006 (Ended March 31, 2007) | 3Q FY2007 (Ended December 31, 2007) | Change | 3Q FY2006 (Ended December 31, 2006) |
|---|---|---|---|---|
| (Net assets) | | | | |
| Shareholders' equity | 365,025 | 375,821 | 10,796 | 358,293 |
| Common stock | 108,606 | 108,606 | – | 108,606 |
| Additional paid-in capital | 71,140 | 71,141 | 0 | 71,140 |
| Retained earnings | 185,379 | 196,200 | 10,821 | 178,628 |
| Treasury stocks | △101 | △126 | △25 | △82 |
| Valuation and translation adjustments | 167,761 | 151,416 | △16,344 | 161,996 |
| Unrealized holding gains on investment in securities | 15,180 | 7,049 | △8,131 | 14,460 |
| Deferred gains on hedges | 3,949 | 6,262 | 2,312 | 3,132 |
| Revaluation reserve for land | 146,734 | 130,520 | △16,213 | 146,501 |
| Translation adjustments | 1,896 | 7,584 | 5,688 | △2,098 |
| Minority Interests | 28,590 | 30,729 | 2,139 | 28,270 |
| Total net assets | 561,376 | 557,967 | △3,408 | 548,560 |
| Total liabilities and net assets | 2,333,129 | 2,562,930 | 229,801 | 2,478,443 |

(2) Consolidated Statements of Income

(Unit: ¥Million)

| Item | 3Q FY2006 (From April 1, 2006 to December 31, 2006) | 3Q FY2007 (From April 1, 2007 to December 31, 2007) | Change | FY2006 (From April 1, 2006 to March 31, 2007) |
|---|---|---|---|---|
| Net sales | 2,516,896 | 2,740,657 | 223,760 | 3,394,738 |
| Cost of sales | 2,262,255 | 2,514,320 | 252,064 | 3,061,781 |
| Gross profit | 254,641 | 226,337 | △28,304 | 332,957 |
| Selling, general and administrative expenses | 166,197 | 182,497 | 16,300 | 230,144 |
| Operating income | 88,443 | 43,839 | △44,604 | 102,813 |
| Non-operating income | 19,245 | 21,213 | 1,967 | 28,491 |
| Interest income | 2,416 | 2,549 | 132 | 3,270 |
| Dividend income | 3,035 | 4,396 | 1,361 | 4,820 |
| Gain (loss) on foreign exchange, net | 5,598 | 5,949 | 350 | 8,333 |
| Equity in earnings of non-consolidated subsidiaries and affiliates, net | 6,467 | 4,603 | △1,863 | 8,351 |
| Others | 1,727 | 3,714 | 1,986 | 3,715 |
| Non-operating expenses | 17,703 | 14,903 | △2,799 | 23,767 |
| Interest expenses | 13,025 | 12,144 | △880 | 17,399 |
| Others | 4,677 | 2,759 | △1,918 | 6,368 |
| Ordinary income | 89,986 | 50,149 | △ 39,837 | 107,536 |
| Extraordinary gains | 1,294 | 11,278 | 9,984 | 7,656 |
| Gains on the sale of fixed assets | 661 | 10,111 | 9,449 | 5,250 |
| Others | 633 | 1,167 | 534 | 2,405 |
| Extraordinary losses | 9,636 | 7,390 | △2,246 | 16,390 |
| Impairment loss on fixed assets | 4,658 | 1,464 | △3,194 | 8,648 |
| Loss on disposal of tangible fixed assets | 4,008 | 4,910 | 901 | 5,360 |
| Others | 969 | 1,015 | 45 | 2,382 |
| Income before income taxes | 81,644 | 54,037 | △27,606 | 98,802 |
| Income taxes | 43,676 | 31,775 | △11,901 | 54,136 |
| Minority interests | 3,590 | 4,005 | 414 | 3,074 |
| Net income | 34,377 | 18,257 | △16,119 | 41,591 |

(3) Consolidated Statements of Cash Flows

(Unit: ¥Million)

| Item | 3Q FY2006 (From April 1, 2006 to December 31, 2006) | 3Q FY2007 (From April 1, 2007 to December 31, 2007) | FY2006 (From April 1, 2006 to March 31, 2007) |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Income before income taxes and minority interests | 81,644 | 54,037 | 98,802 |
| Depreciation and amortization | 42,416 | 54,605 | 59,307 |
| Impairment loss on fixed assets | 4,658 | 1,464 | 8,648 |
| Increase(△decrease)in accrued retirement benefits to employees | △1,838 | △7,202 | △5,454 |
| (△Increase) decrease in notes and accounts receivable, trade | △119,757 | △108,486 | △79,719 |
| (△Increase) decrease in inventories | △55,374 | △80,215 | △15,791 |
| Increase (△decrease) in notes and accounts payable-trade | 43,376 | 107,781 | 15,495 |
| Increase (△decrease) in accounts payable, other | 54,282 | 28,258 | 39,742 |
| Payment of income taxes | △33,901 | △38,227 | △50,322 |
| Others | 18,420 | △14,815 | 15,615 |
| Net cash provided by operating activities | 33,927 | △2,800 | 86,322 |
| Cash flows from investing activities | | | |
| Purchases of tangible fixed assets | △46,824 | △51,132 | △67,287 |
| Proceeds from sale of tangible fixed assets | 2,737 | 15,212 | 7,867 |
| Purchases of investment securities | △3,841 | △5,828 | △4,494 |
| Proceeds from sale of investment securities | – | 32 | 272 |
| Others | 7,513 | △4,629 | 547 |
| Net cash used in investing activities | △40,414 | △46,345 | △63,094 |
| Cash flows from financing activities | | | |
| Increase (△decrease) in short-term borrowings, net | 3,699 | 125,722 | △31,874 |
| Increase (△decrease) in commercial paper, net | – | 26,995 | – |
| Proceeds from long-term debt | 10,533 | 6,477 | 55,321 |
| Repayment of long-term debt | △76,886 | △84,320 | △175,773 |
| Proceeds from issuance of common stock | 113,587 | – | 113,563 |
| Others | △9,695 | △13,769 | 1,510 |
| Net cash used in financing activities | 41,237 | 61,105 | △37,252 |
| Effect of exchange rate changes on cash and cash equivalents | 2,666 | 2,063 | 4,238 |
| Net increase(△decrease) in cash and cash equivalents | 37,416 | 14,022 | △9,785 |
| Cash and cash equivalents at beginning of the period | 132,747 | 122,564 | 132,747 |
| Net (△decrease) in cash and cash equivalents resulted from change in scope of consolidation | △397 | – | △397 |
| Cash and cash equivalents at end of the period | 169,766 | 136,586 | 122,564 |

(4)Consolidated Segment Information

〔Business segment information〕

(1)For the Third Quarter of FY2006 (From April 1, 2006 to December 31, 2006)

(Unit: ¥Million)

| | Petroleum products | Petrochemical products | Oil exploration and production | Others | Total | Elimination and corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales<br>(1) Net sales to outside customers | 1,894,558 | 459,615 | 63,411 | 99,310 | 2,516,896 | – | 2,516,896 |
| (2) Inter-segment | 2,767 | 1,429 | – | 6,061 | 10,258 | (10,258) | – |
| Total | 1,897,326 | 461,045 | 63,411 | 105,371 | 2,527,155 | (10,258) | 2,516,896 |
| Operating expenses | 1,874,355 | 428,768 | 33,157 | 102,464 | 2,438,745 | (10,293) | 2,428,452 |
| Operating income | 22,971 | 32,276 | 30,254 | 2,907 | 88,409 | 34 | 88,443 |

(2)For the Third Quarter of FY2007 (From April 1, 2007 to December 31, 2007)

(Unit: ¥Million)

| | Petroleum products | Petrochemical products | Oil exploration and production | Others | Total | Elimination and corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales<br>(1) Net sales to outside customers | 2,028,543 | 528,153 | 72,365 | 111,595 | 2,740,657 | – | 2,740,657 |
| (2) Inter-segment | 2,333 | 1,411 | – | 6,256 | 10,000 | (10,000) | – |
| Total | 2,030,877 | 529,564 | 72,365 | 117,851 | 2,750,658 | (10,000) | 2,740,657 |
| Operating expenses | 2,037,015 | 510,991 | 40,436 | 118,427 | 2,706,871 | (10,054) | 2,696,817 |
| Operating income (△loss) | △6,138 | 18,572 | 31,928 | △576 | 43,786 | 53 | 43,839 |

(3)For the FY2006 (From April 1, 2006 to March 31, 2007)

(Unit: ¥Million)

| | Petroleum products | Petrochemical products | Oil exploration and production | Others | Total | Elimination and corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales<br>(1) Net sales to outside customers | 2,535,934 | 622,823 | 87,196 | 148,784 | 3,394,738 | – | 3,394,738 |
| (2) Inter-segment | 3,389 | 1,649 | – | 8,235 | 13,274 | (13,274) | – |
| Total | 2,539,323 | 624,473 | 87,196 | 157,019 | 3,408,013 | (13,274) | 3,394,738 |
| Operating expenses | 2,521,582 | 580,200 | 50,341 | 153,131 | 3,305,256 | (13,331) | 3,291,925 |
| Operating income | 17,741 | 44,272 | 36,854 | 3,888 | 102,756 | 56 | 102,813 |

Notes:

1. The business segments are determined in accordance with the Company's internal business management policy.
2. Each business segment's major products or operations
   (1)Petroleum products: Petroleum products including gasoline, naphtha, kerosene, diesel oil and heavy fuel oil, lubricants, LPG and marine transportation
   (2) Petrochemical products: Petrochemicals including ethylene
   (3)Oil exploration and production: Investigation, exploration, development and sales of oil resources
   (4)Others: Coal mining, sales of automobile-related goods, leasing, electronic materials business and construction and maintenance business

出光

February 5, 2008

Press Release

Company Name: Idemitsu Kosan Co., Ltd.
President: Akihiko Tembo
(Securities Code: 5019; TSE 1st Section)
For inquiries, contact: Takayuki Endo,
General Manager, Investor Relations Office
(TEL: +813-3213-9307)

# Revision of FY2007 Earnings Forecasts

Idemitsu Kosan Co., Ltd. (hereafter, "Idemitsu" or the "Company") has revised its earnings forecasts for the fiscal year ending March 2008 (April 1, 2007~March 31, 2008) which was announced on October 16, 2007, in light of recent trends in the Company's performance, as follows.

1. Revision of Consolidated Earnings Forecasts for the Fiscal Year Ending March 2008
Full Year (April 1, 2007 ~ March 31, 2008)

(Units: ¥ millions, %)

| | Net Sales | Operating income | Ordinary income | Net Income |
|---|---|---|---|---|
| Previous Forecast (A) | 3,620,000 | 78,000 | 82,000 | 29,000 |
| Revised Forecast (B) | 3,840,000 | 48,000 | 54,000 | 10,500 |
| Change (B-A) | 220,000 | (30,000) | (28,000) | (18,500) |
| Change (%) | 6.1 | (38.5) | (34.1) | (63.8) |
| Previous Year Performance (FY 3/2007 Period) | 3,394,738 | 102,813 | 107,536 | 41,591 |

2. Revision of Non-consolidated Earnings Forecasts for the Fiscal Year Ending March 2008
Full Year (April 1, 2007 ~ March 31, 2008)

(Units: ¥ millions, %)

| | Net Sales | Operating income | Ordinary income | Net Income |
|---|---|---|---|---|
| Previous Forecast (A) | 3,350,000 | 26,000 | 27,000 | 11,000 |
| Revised Forecast (B) | 3,570,000 | (2,500) | 14,000 | 4,500 |
| Change (B-A) | 220,000 | (28,500) | (13,000) | (6,500) |
| Change (%) | 6.6 | — | (48.1) | (59.1) |
| Previous Year Performance (FY 3/2007 Period) | 3,107,842 | 58,327 | 53,981 | 22,811 |

3. Reasons for the Revision

While Idemitsu has made efforts to respond to soaring crude oil and naphtha prices by reflecting price increases in the sales price, product margins showed a more-than-expected decrease particularly since November, due to the sudden increase in crude oil prices accompanied by the reduced fuel oil demand. The Company expects difficult conditions to continue in the $4^{th}$ quarter (January-March), and has therefore decided to revise its performance forecasts.

(Fluctuations in crude oil prices are generally reflected directly in the Company's cost of goods, as the Company utilizes the last-in-first-out (LIFO) method for inventory valuation.)

As a result, Idemitsu's consolidated operating income forecast has been revised downward by ¥30.0 billion from the previous forecast, to ¥48.0 billion.

Despite an increase in dividend income, the Company's Ordinary income forecast has been revised downward by ¥28.0 billion, to ¥54.0 billion.

Similarly, the net income forecast has been revised downward by ¥18.5 billion, to ¥10.5 billion.

(Assumptions)

Full year earnings forecasts have been calculated based on the following assumptions.

(Units: $/bbl., $/ton, ¥/$)

| | Previous Forecast | Revised Forecast | Change |
|---|---|---|---|
| Crude Oil (Dubai) | 68.7 | 75.8 | 7.1 |
| Naphtha Price | 686 | 752 | 66 |
| Exchange Rate | 117.7 | 116.2 | (1.5) |

Note) Assumptions for January-March,2008: Crude oil: $85.00/bbl., Naphtha price: $880/ton, Exchange rate: ¥110.0/USD

4. Dividend Forecasts

The fiscal year-end dividend for the current fiscal year is expected to be ¥75 per share.

As a result, there expected annual dividend remains unchanged at ¥150 per share.

* The above earnings forecasts have been prepared based on information available as of the announcement date of this document. Actual performance may differ from forecasted figures for various reasons.

END